Exhibit 4.11

Integral Systems, Inc.

Amended and Restated 2008 Stock Incentive Plan

Amended and Restated as of February 20, 2012

1.     Purpose

This 2008 Stock Incentive Plan (the “Plan”) is intended to advance the interests of Kratos Defense & Security Solutions, Inc. (the “Company”) by enabling the Company and its subsidiaries to attract, retain and motivate employees and consultants of the Company by providing for or increasing the proprietary interests of such individuals in the Company, and by enabling the Company to attract, retain and motivate its nonemployee directors and further align their interests with those of the stockholders of the Company by providing for or increasing the proprietary interests of such directors in the Company.  The Plan supersedes the Integral Systems, Inc. 2002 Stock Option Plan (the “2002 Plan” or “Prior Plan”) with respect to future awards, and provides for the grant of Incentive and Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units, any of which may be performance-based, as determined by the Committee.  On and after the Effective Date, no further grants shall be made under the Prior Plan, which plan shall remain in effect solely as to outstanding awards thereunder.

2.              Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a)     “Award” means an Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, or Restricted Stock Unit granted to a Participant pursuant to the provisions of the Plan, any of which the Committee may structure to qualify in whole or in part as a Performance Award.

(b)    “Award Agreement” means a written agreement or other instrument as may be approved from time to time by the Committee implementing the grant of each Award. An Award Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Committee.

(c)     “Board” means the board of directors of the Company.

(d)    “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

(e)     “Committee” means the Committee delegated the authority to administer the Plan in accordance with Section 16.

(f)       “Common Share” means a share of the Company’s common stock, subject to adjustment as provided in Section 11.

(g)    “Company” means Kratos Defense & Security Solutions, Inc., a Delaware corporation.

(h)    “Fair Market Value” means, as of any given date, the closing sales price on such date during normal trading hours (or, if there are no reported sales on such date, on the last date prior to such date on which there were sales) of the Common Shares on the New York Stock Exchange Composite Tape or, if not listed on such exchange, on any other national securities exchange on which the Common Shares are listed or on NASDAQ, in any case, as reporting in such source as the Administrator shall select. If there is no regular public trading market for such Common Shares, the Fair Market Value of the Common Shares shall be determined by the Administrator in good faith and in compliance with Section 409A of the Code.

(i)        “Incentive Stock Option” means a stock option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(j)        “Nonemployee Director” means each person who is, or is elected to be, a member of the Board and who is not an employee of the Company or any Subsidiary.

(k)     “Nonqualified Stock Option” means a stock option that is not intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(l)        “Option” means an Incentive Stock Option and/or a Nonqualified Stock Option granted pursuant to Section 6 of the Plan.

(m)  “Participant” means any individual described in Section 3 to whom Awards have been granted from time to time by the Committee and any authorized transferee of such individual.

(n)    “Performance Award” means an Award, the grant, issuance, retention, vesting or settlement of which is subject to satisfaction of one or more performance criteria pursuant to Section 12.

(o)    “Plan” means the Integral Systems, Inc. 2008 Stock Incentive Plan as set forth herein and as amended from time to time.

(p)    “Prior Plan” means the Integral Systems, Inc. 2002 Stock Option Plan.

(q)    “Qualifying Performance Criteria” has the meaning set forth in Section 12(b).

(r)       “Restricted Stock” means Common Shares granted pursuant to Section 8 of the Plan.

(s)     “Restricted Stock Unit” means an Award granted to a Participant pursuant to Section 8 pursuant to which Common Shares or cash in lieu thereof may be issued in the future.

(t)       “Stock Appreciation Right” means a right granted pursuant to Section 7 of the Plan that entitles the Participant to receive, in cash or Common Shares or a combination thereof, as determined by the Committee, value equal to or otherwise based on the excess of (i) the market price of a specified number of Common Shares at the time of exercise over (ii) the exercise price of the right, as established by the Committee on the date of grant.

(u)    “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company where each of the corporations in the unbroken chain other than the last corporation owns stock possessing at least 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in the chain, and if specifically determined by the Committee in the context other than with respect to Incentive Stock Options, may include an entity in which the Company has a significant ownership interest or that is directly or indirectly controlled by the Company.

(v)    “Substitute Awards” means Awards granted or Common Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a corporation acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

3.              Eligibility

Subject to the limitations set forth in this section, any person who is an officer or employee of the Company or of any Subsidiary (including any director who is also an employee, in his or her capacity as such) and any Nonemployee Director shall be eligible for selection by the Committee for the grant of Awards hereunder.  In addition, any service provider who has been retained to provide consulting, advisory or other services to the Company or to any Subsidiary shall be eligible for selection by the Committee for the grant of Awards hereunder.

Awards may be granted after July 27, 2011 only to individuals who were not employed by the Company, or its subsidiaries, on July 27, 2011.  Notwithstanding the foregoing, individuals who were employed by Integral Systems, Inc. on July 27, 2011 may also be granted Awards or Grants under the Plan.

Notwithstanding the foregoing, the following limitations shall apply:

(a)  To the extent required by NASDAQ Listing Rule 5635 and IM-5635-1, Awards granted after July 27, 2011 may not be granted to individuals who were employed by or provided services to the Company, or its subsidiaries, on July 27, 2011.

(b)  Nothing in this Plan, as amended, extends the time during which Common Shares are available for Awards beyond the period when they would have been available under the Plan as it existed on the date prior to July 27, 2011.

(c)  Options intending to qualify as Incentive Stock Options may only be granted to employees of the Company or any Subsidiary within the meaning of the Code, as selected by the Committee.

4.              Effective Date and Termination of the Plan

This Plan was adopted by the Board of Integral Systems, Inc. (“Integral”) and became effective as of December 5, 2007, (the “Effective Date”) subject to the approval of Integral’s stockholders.  All Awards granted under this Plan are subject to, and may not be exercised before, the approval of this Plan by the stockholders prior to the first anniversary of the Effective Date of the Plan by the affirmative vote of the holders of a majority of the outstanding Common Shares of Integral present, or represented by proxy, and entitled to vote, at a meeting of Integral’s stockholders or by written consent in accordance with the laws of the State of Maryland; provided that if such approval by Integral stockholders  is not forthcoming, all Awards previously granted under this Plan shall be void.  The Plan shall remain available for the grant of Awards until the tenth (10th) anniversary of the Effective Date.  Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board of the Company may determine.  Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted and then in effect.

5.              Common Shares Subject to the Plan and to Awards

(a)          Aggregate Limits.  The stock issuable under the Plan shall be shares of the Company’s authorized but unissued or reacquired Common Shares.  Notwithstanding the foregoing, for Awards granted after July 27, 2011, the

Company may issue under the Plan no more than 983,741 Common Shares, plus (i) any Common Shares that were authorized for issuance under the Prior Plan that, as of the Effective Date, remain available for issuance under the Prior Plan (not including any Common Shares that are subject to outstanding awards under the Prior Plan or any Common Shares that were issued pursuant to awards granted under the Prior Plan) and (ii) any Common Shares subject to outstanding awards under the Prior Plan that on or after the Effective Date cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable shares).  The aggregate number of Common Shares available for grant under this Plan and the number of Common Shares subject to outstanding Awards shall be subject to adjustment as provided in Section 11.  The Common Shares issued pursuant to Awards granted under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market.

(b)         Issuance of Common Shares. For purposes of this Section 5, the aggregate number of Common Shares available for Awards under this Plan at any time shall not be reduced by (i) shares subject to Awards that have been terminated, expired unexercised, forfeited or settled in cash, (ii) shares subject to Awards that have been retained by the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award, or (iii) shares subject to Awards that otherwise do not result in the issuance of Common Shares in connection with payment or settlement of an Award. In addition, Common Shares that have been delivered (either actually or by attestation) to the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award shall be available for Awards under this Plan.

(c)          Tax Code Limits. The aggregate number of Common Shares subject to Awards granted under this Plan during any calendar year to any one Participant shall not exceed 500,000, which number shall be calculated and adjusted pursuant to Section 11 only to the extent that such calculation or adjustment will not affect the status of any Award intended to qualify as “performance based compensation” under Section 162(m) of the Code but which number shall not count any tandem SARs (as defined in Section 7). The aggregate number of Common Shares that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall not exceed 900,000, which number shall be calculated and adjusted pursuant to Section 11 only to the extent that such calculation or adjustment will not affect the status of any option intended to qualify as an Incentive Stock Option under Section 422 of the Code.

(d)         Substitute Awards. Substitute Awards shall not reduce the Common Shares authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a corporation acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Common Shares authorized for issuance under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees, directors or consultants of the Company or its Subsidiaries immediately before such acquisition or combination.

6.              Options

(a)          Option Awards. Options may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Committee. No Participant shall have any rights as a stockholder with respect to any Common Shares subject to Option hereunder until said Common Shares have been issued, except that the Committee may authorize dividend equivalent accruals with respect to such Common Shares. Each Option shall be evidenced by an Award Agreement. Options granted pursuant to the Plan need not be identical but each Option must contain and be subject to the terms and conditions set forth below.

(b)         Price. The Committee will establish the exercise price per Common Share under each Option, which, in no event will be less than the Fair Market Value of the Common Shares on the date of grant; provided, however, that the exercise price per Common Share with respect to an Option that is granted in connection with a merger or other acquisition as a substitute or replacement award for options held by optionees of the acquired entity may be less than 100% of the market price of the Common Shares on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition. The exercise price of any Option may be paid in Common Shares, cash or a combination thereof, as determined by the Committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the Common Shares issuable under an Option, the delivery of previously owned Common Shares and withholding of Common Shares deliverable upon exercise.

(c)          No Repricing. Other than in connection with a change in the Company’s capitalization (as described in Section 11) the exercise price of an Option may not be reduced without stockholder approval (including canceling previously awarded Options and regranting them with a lower exercise price).

(d)         Provisions Applicable to Options. The date on which Options become exercisable shall be determined at the sole discretion of the Committee and set forth in an Award Agreement. Unless provided otherwise in the applicable Award Agreement, to the extent that the Committee determines that an approved leave of absence or employment on a less than full-time basis is not a termination of employment or other service, the vesting period and/or exercisability of an Option shall be adjusted by the Committee during or to reflect the effects of any period during which the Participant is on an approved leave of absence or is employed on a less than full-

time basis.

(e)          Term of Options and Termination of Employment. The Committee shall establish the term of each Option, which in no case shall exceed a period of ten (10) years from the date of grant. Unless an Option earlier expires upon the expiration date established pursuant to the foregoing sentence or upon the termination of the Participant’s employment or other service, his or her rights to exercise an Option then held shall be determined by the Committee and set forth in an Award Agreement.

(f)            Incentive Stock Options. Notwithstanding anything to the contrary in this Section 6, in the case of the grant of an Option intending to qualify as an Incentive Stock Option: (i) if the Participant owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company (a “10% Common Shareholder”), the exercise price of such Option must be at least 110 percent of the Fair Market Value of the Common Shares on the date of grant and the Option must expire within a period of not more than five (5) years from the date of grant, and (ii) termination of employment will occur when the person to whom an Award was granted ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company and its Subsidiaries. Notwithstanding anything in this Section 6 to the contrary, options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (a) the aggregate Fair Market Value of Common Shares (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (b) such Options otherwise remain exercisable but are not exercised within three (3) months of termination of employment (or such other period of time provided in Section 422 of the Code).

7.              Stock Appreciation Rights

Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of other Awards granted under the Plan (“tandem SARs”) or not in conjunction with other Awards (“freestanding SARs”) and may, but need not, relate to a specific Option granted under Section 6. The provisions of Stock Appreciation Rights need not be the same with respect to each grant or each recipient. Any Stock Appreciation Right granted in tandem with an Award may be granted at the same time such Award is granted or at any time thereafter before exercise or expiration of such Award. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 6 and all tandem SARs shall have the same exercise price, vesting, exercisability, forfeiture and termination provisions as the Award to which they relate. Subject to the provisions of Section 6 and the immediately preceding sentence, the Committee may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Common Shares, cash or a combination thereof, as determined by the Committee and set forth in the applicable Award Agreement. Other than in connection with a change in the Company’s capitalization (as described in Section 11), the exercise price of Stock Appreciation Rights may not be reduced without stockholder approval (including canceling previously awarded Stock Appreciation Rights and regranting them with a lower exercise price).

8.              Restricted Stock and Restricted Stock Units

(a)          Restricted Stock and Restricted Stock Unit Awards. Restricted Stock and Restricted Stock Units may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Committee. Restricted Stock is an award or issuance of Common Shares the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment/service or performance conditions) and terms as the Committee deems appropriate. Restricted Stock Units are Awards denominated in units of Common Shares under which the issuance of Common Shares is subject to such conditions (including continued employment/service or performance conditions) and terms as the Committee deems appropriate. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Unless determined otherwise by the Committee, each Restricted Stock Unit will be equal to one Common Share and will entitle a Participant to either the issuance of Common Shares or payment of an amount of cash determined with reference to the value of Common Shares. To the extent determined by the Committee, Restricted Stock and Restricted Stock Units may be satisfied or settled in Common Shares, cash or a combination thereof. Restricted Stock and Restricted Stock Units granted pursuant to the Plan need not be identical but each grant of Restricted Stock and Restricted Stock Units must contain and be subject to the terms and conditions set forth below.

(b)         Contents of Agreement. Each Award Agreement shall contain provisions regarding (i) the number of Common Shares or Restricted Stock Units subject to such Award or a formula for determining such number, (ii) the purchase price of the Common Shares, if any, and the means of payment, (iii) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Common Shares or Restricted Stock Units granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Common Shares or Restricted Stock Units as may be determined from time to time by the Committee, (v) the term of the performance period, if any, as to which performance will be measured for determining the number of such Common Shares or Restricted Stock Units, and (vi) restrictions on the transferability of the Common Shares or Restricted Stock Units. Common Shares issued under a Restricted Stock Award may be issued in the name of the Participant and held by the Participant or held by the Company, in each case as the Committee may provide.

(c)          Vesting and Performance Criteria. The grant, issuance, retention, vesting and/or settlement of shares of Restricted Stock and Restricted Stock Units will occur when and in such installments as the Committee determines or under criteria the Committee establishes, which may include Qualifying Performance Criteria. Notwithstanding anything in this Plan to the contrary, the performance criteria for any Restricted Stock or Restricted Stock Unit that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the

Code will be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified when the Award is granted.

(d)         Discretionary Adjustments and Limits. Subject to the limits imposed under Section 162(m) of the Code for Awards that are intended to qualify as “performance-based compensation,” notwithstanding the satisfaction of any performance goals, the number of Common Shares granted, issued, retainable and/or vested under an Award of Restricted Stock or Restricted Stock Units on account of either financial performance or personal performance evaluations may, to the extent specified in the Award Agreement, be reduced by the Committee on the basis of such further considerations as the Committee shall determine.

(e)          Voting Rights. Unless otherwise determined by the Committee, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those shares during the period of restriction. Participants shall have no voting rights with respect to Common Shares underlying Restricted Stock Units unless and until such Common Shares are reflected as issued and outstanding shares on the Company’s stock ledger.

(f)            Dividends and Distributions. Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those Common Shares, unless determined otherwise by the Committee. The Committee will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash. Common Shares underlying Restricted Stock Units shall be entitled to dividends or dividend equivalents only to the extent provided by the Committee.

9.              Deferral of Gains

The Committee may, in an Award Agreement or otherwise, provide for the deferred delivery of Common Shares upon settlement, vesting or other events with respect to Restricted Stock or Restricted Stock Units. Notwithstanding anything herein to the contrary, in no event will any deferral of the delivery of Common Shares or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code.

10.       Conditions and Restrictions Upon Securities Subject to Awards

The Committee may provide that the Common Shares issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Common Shares issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Common Shares already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Common Shares issued under an Award, including without limitation (i) restrictions under an insider trading policy or pursuant to applicable law, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and holders of other Company equity compensation arrangements, (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers, and (iv) provisions requiring Common Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

11.       Adjustment of and Changes in the Stock

The number and kind of Common Shares available for issuance under this Plan (including under any Awards then outstanding), and the number and kind of Common Shares subject to the limits set forth in Section 5 of this Plan, shall be equitably adjusted by the Committee to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of Common Shares of the Company outstanding. Such adjustment may be designed to comply with Section 425 of the Code or, except as otherwise expressly provided in Section 5(c) of this Plan, may be designed to treat the Common Shares available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction or to increase the number of such Common Shares to reflect a deemed reinvestment in Common Shares of the amount distributed to the Company’s securityholders. The terms of any outstanding Award shall also be equitably adjusted by the Committee as to price, number or kind of Common Shares subject to such Award, vesting, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards.

In the event there shall be any other change in the number or kind of outstanding Common Shares, or any stock or other securities into which such Common Shares shall have been changed, or for which it shall have been exchanged, by reason of a change of control, other merger, consolidation or otherwise, then the Committee shall determine the appropriate and equitable adjustment to be effected. In addition, in the event of such change described in this paragraph, the Committee may accelerate the time or times at which any Award may be exercised and may provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Committee in its sole discretion.

No right to purchase fractional shares shall result from any adjustment in Awards pursuant to this Section 11. In case of any such adjustment, the Common Shares subject to the Award shall be rounded down to the nearest whole share. The Company shall notify Participants holding Awards subject to any adjustments pursuant to this Section 11 of such adjustment, but (whether or not notice is given) such adjustment shall be effective and binding for all purposes of the Plan.

12.       Qualifying Performance-Based Compensation

(a)          General. The Committee may establish performance criteria and level of achievement versus such criteria that shall determine the number of Common Shares, units, or cash to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award, which criteria may be based on Qualifying Performance Criteria or other standards of financial performance and/or personal performance evaluations. In addition, the Committee may specify that an Award or a portion of an Award is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code, provided that the performance criteria for such Award or portion of an Award that is intended by the Committee to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria selected by the Committee and specified at the time the Award is granted. The Committee shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting of any Award that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code. Notwithstanding satisfaction of any performance goals, the number of Common Shares issued under or the amount paid under an award may, to the extent specified in the Award Agreement, be reduced by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine.

(b)         Qualifying Performance Criteria. For purposes of this Plan, the term “Qualifying Performance Criteria” shall mean any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the Committee: (i) cash flow (before or after dividends), (ii) earnings or earnings per share (including earnings before interest, taxes, depreciation and amortization), (iii) stock price, (iv) return on equity, (v) total stockholder return, (vi) return on capital or investment (including return on total capital, return on invested capital, or return on investment), (vii) return on assets or net assets, (viii) market capitalization, (ix) economic value added, (x) debt leverage (debt to capital), (xi) revenue, (xii) income or net income, (xiii) operating income, (xiv) operating profit or net operating profit, (xv) operating margin or profit margin, (xvi) return on operating revenue, (xvii) cash from operations, (xviii) operating ratio, (xix) operating revenue, (xx) bookings, (xxi) backlog, or (xxii) customer service. To the extent consistent with Section 162(m) of the Code, the Committee (A) shall appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the acquisition or disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with standards established by opinion No. 30 of the Accounting Principles Board (APA Opinion No. 30) or other applicable or successor accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company’s financial statements or notes to the financial statements, and (B) may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation, claims, judgments or settlements, (iii) the effect of changes in tax law or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) accruals of any amounts for payment under this Plan or any other compensation arrangement maintained by the Company.

13.       Transferability

Unless the Committee provides otherwise, each Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime.

14.       Compliance with Laws and Regulations

This Plan, the grant, issuance, vesting, exercise and settlement of Awards thereunder, and the obligation of the Company to sell, issue or deliver Common Shares under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant’s name or deliver any Common Shares prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. To the extent the Company is unable to or the Committee deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Common Shares hereunder, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such Common Shares as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Common Shares shall be issued and/or transferable under any other Award unless a registration statement with respect to the Common Shares underlying such Option is effective and current or the Company has determined that such registration is unnecessary.

15.       Withholding

To the extent required by applicable federal, state, local or foreign law, a Participant shall be required to satisfy, in a manner satisfactory to the Company, any withholding tax obligations that arise by reason of an Option exercise, disposition of Common Shares issued under an Incentive Stock Option, the vesting of or settlement of an Award, an election pursuant to Section 83(b) of the Code or otherwise with respect to an Award. The Company and its Subsidiaries shall not be required to issue Common Shares, make any payment or to recognize the transfer or disposition of Common Shares until such obligations are satisfied. The Committee may provide for or permit the minimum statutory withholding obligations to be satisfied through the mandatory or elective sale of Common Shares and/or by having the Company withhold a portion of the Common Shares that otherwise would be issued to a Participant upon exercise of the Option or the vesting or settlement of an Award, or by tendering Common Shares previously acquired.

16.       Administration of the Plan

(a)          Committee of the Plan. The Plan shall be administered by the Committee which shall be the Compensation Committee of the Board or, in the absence of a Compensation Committee, a properly constituted Compensation Committee or the Board itself. Any power of the Committee may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 or cause an Award designated as a Performance Award not to qualify for treatment as performance-based compensation under Section 162(m) of the Code. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control. The Committee may by resolution authorize one or more officers of the Company to perform any or all things that the Committee is authorized and empowered to do or perform under the Plan, and for all purposes under this Plan, such officer or officers shall be treated as the Committee; provided, however, that the resolution so authorizing such officer or officers shall specify the total number of Awards (if any) such officer or officers may award pursuant to such delegated authority, and any such Award shall be subject to the form of Award Agreement theretofore approved by the Committee. No such officer shall designate himself or herself as a recipient of any Awards granted under authority delegated to such officer. In addition, the Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any Subsidiary, and/or to one or more agents.

(b)         Powers of Committee. Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including, without limitation: (i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; (ii) to determine which persons are Participants, to which of such Participants, if any, Awards shall be granted hereunder and the timing of any such Awards; (iii) to grant Awards to Participants and determine the terms and conditions thereof, including the number of Common Shares subject to Awards and the exercise or purchase price of such Common Shares and the circumstances under which Awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment or other service, the satisfaction of performance criteria, the occurrence of certain events (including events which constitute a change of control), or other factors; (iv) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award; (v) to prescribe and amend the terms of the agreements or other documents evidencing Awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan; (vi) to determine the extent to which adjustments are required pursuant to Section 11; (vii) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions in good faith and for the benefit of the Company; and (viii) to make all other determinations deemed necessary or advisable for the administration of this Plan.

(c)          Determinations by the Committee. All decisions, determinations and interpretations by the Committee regarding the Plan, any rules and regulations under the Plan and the terms and conditions of or operation of any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

17.       Amendment of the Plan or Awards

The Board may amend, alter or discontinue this Plan and the Committee may amend, or alter any agreement or other document evidencing an Award made under this Plan but, except as specifically provided for hereunder, no such amendment shall, without the approval of the stockholders of the Company (a) reduce the exercise price of outstanding Options or Stock Appreciation Rights, (b) reduce the price at which Options may be granted below the price provided for in Section 6 or (c) otherwise amend the Plan in any manner requiring stockholder approval by law or under applicable listing requirements. No amendment or alteration to the Plan or an Award or Award Agreement shall be made which would impair the rights of the holder of an Award, without such holder’s consent, provided that no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any change of control that such amendment or alteration either is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard.

18.       Miscellaneous

(a)          No Liability of Company. The Company and any Subsidiary or affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant or any other person as to: (i) the non-issuance or sale of Common Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Common Shares hereunder; and (ii) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Award granted hereunder.

(b)         Non-Exclusivity of Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under this Plan or an arrangement not intended to qualify under Code Section

162(m), and such arrangements may be either generally applicable or applicable only in specific cases.

(c)          Governing Law. This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of Maryland and applicable federal law.

(d)         No Right to Employment, Reelection or Continued Service. Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries and/or its affiliates to terminate any Participant’s employment, service on the Board or service for the Company at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary and/or its affiliates.

(e)          Unfunded Plan. The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Committee or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

Integral Systems, Inc. 2008 Stock Incentive Plan Form of RSU Agreement

INTEGRAL SYSTEMS, INC.

2008 STOCK INCENTIVE PLAN

Notice of Grant of Restricted Stock Units

and Restricted Stock Unit Award Agreement

Kratos Defense & Security Solutions, Inc. (the “Company”) hereby awards you Restricted Stock Units (“RSUs”), subject to the terms and conditions set forth in this Restricted Stock Unit Award Agreement (the “Award Agreement” or “Award”) and in the Integral Systems, Inc. 2008 Stock Incentive Plan (the “Plan”).  A copy of the Plan is attached as Exhibit A.  Terms capitalized in this Award Agreement have the meaning defined in the Plan (or in this Award Agreement, if defined herein).

This Award is conditioned on your execution of this Award Agreement within twenty days after the Grant Date specified in Section 1 below.  By executing this Award Agreement, you irrevocably agree that all your rights under this Award will be determined solely and exclusively by reference to the Plan’s terms and conditions, subject to the provisions set forth below.  As a result, you should not execute this Award Agreement until you have (i) carefully considered the terms and conditions of the Plan and this Award (including all of the attached Exhibits), and (ii) consulted with your personal legal and tax advisors about all of these documents.

1.               Grant Terms.  Your RSUs have the following terms:

Name of Participant	[NAME]

Number of Common Shares (“Shares”) Shares Subject to Award	[NUMBER OF SHARES]

Purchase Price per Share (if applicable)	Not applicable.

Grant Date	[GRANT DATE]

Vesting Schedule

Subject to the remainder of this Award Agreement, including Sections 3 and 8, to Plan Section 8 and to any other relevant Plan provisions:

[e.g., Your Award will vest with respect to              (      %) of the RSUs under this Award on each one year anniversary date (each a “Vesting Date”) of the Grant Date, provided that you remain in

Continuous Service from the date hereof through each applicable Vesting Date.]

Accelerated Vesting	Not allowed.

2.               Company’s Obligation.  Subject to the terms of this Award Agreement and the Plan, each RSU represents the right to receive a Share on the Vesting Date.

(a)                      Unless and until the RSUs vest according to the schedule set forth in Section 1, you have no right to receive Shares under the RSUs.

(b)                     Neither you nor any person claiming under or through you will have any of the rights or privileges of a stockholder of the Company with respect to any Shares deliverable hereunder unless and until certificates representing such Shares have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to you or your broker.

(c)                      Prior to actual distribution of Shares pursuant to any vested RSUs, such RSUs will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.

3.               Payment After Satisfaction of Vesting Restrictions.  As soon as practicable after the Vesting Date, the Company will issue to you or your duly-authorized transferee, free from vesting restrictions (but subject to such legends as the Company determines to be appropriate), one Share for each vested RSU.  Payment is subject to Section 8.

4.               Forfeiture upon Termination of Continuous Service.  If your Continuous Service terminates for any reason, any unvested RSUs awarded by this Award immediately will be forfeited without any payment to you.  This Award shall be canceled and become automatically null and void immediately thereafter, but only to the extent your RSUs have not vested, pursuant to Section 1 above, on or before the date your Continuous Service ends.  This Section 4 is subject to the terms of any employment agreement between you and the Company (and/or any Affiliate) in effect when your Continuous Service terminates.

5.               Change in Control.  In the event that a Change in Control occurs prior to the termination of the vesting schedule specified herein, RSUs vested as of the effective date of the Change in Control shall be settled by the Company through the issuance of Shares immediately prior to the effective date of the Change in Control.

6.               Payments after Death.  In the absence of a designation of beneficiary, any distribution or delivery to be made to you under this Award Agreement, if you are then deceased, will be made to the administrator or executor of your estate, who must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.  RSUs not vested as of your death shall be forfeited at no cost to the Company.

7.               Grant is Not Transferable.  Your rights under this Award Agreement may not be sold, pledged, or otherwise transferred (whether by operation of law or otherwise) without the prior written consent of the Committee, except to the limited extent provided in Section 6.  Further, your rights under this Award Agreement will not be subject to sale under execution, attachment or similar process.  Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this Award, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this Award and the rights and privileges conferred hereby immediately will become null and void.

8.               Taxes.

(a)                      Code Section 409A.  Notwithstanding anything to the contrary in this Award Agreement, if you are a “specified employee” (as determined in accordance with Code Section 409A and related Treasury guidance and related Treasury guidance and regulations) and a payment under this Award Agreement would be subject to additional taxes and interest under Section 409A of the Code, then any such payment that you would otherwise be entitled to receive during the first six months following the date of your “separation from service” (as determined in accordance with Section 409A of the Code and related Treasury guidance and regulations) from the Company shall be accumulated and paid on the date that is six (6) months and one (1) day following the date of your separation from service, or if earlier, upon your death.

(b)                     Except to the extent otherwise specifically provided in an employment or consulting agreement between you and the Company, by signing this Award Agreement, you acknowledge that you shall be solely responsible for the satisfaction of any applicable taxes that may arise pursuant to this Award (including taxes arising under Code Sections 409A (regarding deferred compensation) or 4999 (regarding golden parachute excise taxes)), and that neither the Company nor the Committee shall have any obligation whatsoever to pay such taxes or to otherwise indemnify or hold you harmless from any or all of such taxes.

(c)                      Notwithstanding any contrary provision of this Award Agreement, no certificate representing the Shares will be issued to you, unless and until you have made satisfactory arrangements (as determined by the Company) with respect to the payment of income, employment and other taxes which the Company determines must be withheld or otherwise remitted to the government with respect to such Shares.

(d)                     To the extent determined appropriate by the Company in its discretion, it shall have the right (but not the obligation) to satisfy any tax withholding obligations by reducing the number of Shares otherwise deliverable to you.

(e)                      If you fail to make satisfactory arrangements for the payment of any required tax withholding obligations hereunder at the time any applicable RSUs otherwise are scheduled to vest pursuant to this Award Agreement, you will forfeit permanently such RSUs and any right to receive Shares thereunder, and the RSUs will be returned to the Company at no cost to the Company.

(f)                        The Committee shall have the sole discretion to interpret the requirements of the Code, including Section 409A, for purposes of the Plan and this Award Agreement.

9.               No Effect on Employment.  By executing this Award Agreement, you acknowledge and agree that (i) your employment with the Company is on an at-will basis only; (ii) nothing in this Award Agreement or the Plan confers on you any right to continue an employment, service or consulting relationship with the Company, nor shall it affect in any way your right or the Company’s right to terminate or change the terms of your employment, service, or consulting relationship at any time, with or without Cause; and (iii) the Company would not have granted this Award to you but for these acknowledgements and agreements.

10.         Additional Conditions to Issuance of Stock.  If at any time the Company determines, in its discretion, that the listing, registration or qualification of the Shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to you (or your estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to the Company.  The Company will make all reasonable efforts to meet the requirements of any such state or federal law or securities exchange and to obtain any such consent or approval of any such governmental authority.

11.         Investment Purposes.  By executing this Award, you represent and warrant to the Company that any Shares issued to you pursuant to your RSUs will be for investment for your own account and not with a view to, for resale in connection with, or with an intent of participating directly or indirectly in, any distribution of such Shares within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

12.         Securities Law Restrictions.  Regardless of whether the offering and sale of Shares under the Plan have been registered under the Securities Act, or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of such Shares (including the placement of appropriate legends on stock certificates or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act or the securities laws of any state or any other law or to enforce the intent of this Award.

13.         Headings.  Section and other headings contained in this Award Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope or intent of this Award Agreement or any provision hereof.

14.         Severability.  Every provision of this Award Agreement and of the Plan is intended to be severable.  If any term hereof is illegal or invalid for any reason, such illegality or invalidity shall not affect the validity or legality of the remaining terms of this Award Agreement.

15.         Counterparts.  This Award Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

16.         Electronic Delivery.  The Company may, in its sole discretion, deliver any documents related to RSUs awarded under the Plan or future RSUs that may be awarded under the Plan by electronic means or request your consent to participate in the Plan by electronic means.  By signing this Award Agreement, you hereby consent to receive such documents by electronic delivery and agree to participate in the Plan through any on-line or electronic system established and maintained by the Company or another third party designated by the Company.

17.         Notices.

(a)                      Any notice or communication required or permitted by any provision of this Award Agreement to be given to you shall be in writing and shall be delivered electronically, personally, or sent by mail, addressed to you at the last address that the Company had for you on its records.  Any such notice shall be deemed to be given as of the date such notice is personally or electronically delivered or properly mailed.

(b)                     Any notice to be given to the Company under the terms of this Award Agreement will be addressed to the Company at 4820 Eastgate Mall, San Diego, California 92121; Attn: Stock Administration.

(c)                      Each party may, from time to time, specify a new address for delivery of notices relating to this Award Agreement by providing written notice to the other party hereto, delivered electronically, personally, or by mail.

18.         Binding Agreement.  Except as otherwise provided in this Award Agreement or in the Plan, and subject to the limitation on the transferability of this grant contained herein, this Award Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors and assigns.

19.         Entire Agreement.  This Award Agreement and the Plan constitute the entire understanding of the parties on the subjects covered.  You expressly warrant that you are not accepting this Award Agreement in reliance on any promises, representations, or inducements other than those contained herein.

20.         Modifications.  This Award Agreement and Plan may be modified or amended at any time, in accordance with the Plan.  Notwithstanding anything to the contrary in the Plan or this Award Agreement, the Company reserves the right to revise this Award Agreement without your additional consent as it deems necessary or advisable, in its sole discretion, to comply with Section 409A of the Code or to otherwise avoid imposition of any additional tax or income recognition under Section 409A of the Code in connection to this Award.

21.         Plan Governs.  By signing this Award Agreement, you acknowledge that you have received a copy of the Plan and that your Award Agreement is subject to all the provisions contained in the Plan, the provisions of which are made a part of this Award Agreement and your Award is subject to all interpretations, amendments, rules and regulations which from time to time may be promulgated and adopted pursuant to the Plan.  In the event of a conflict between the provisions of this Award Agreement and those of the Plan, the provisions of the Plan shall control.

22.         Plan Administrator Authority.  You hereby agree to accept as binding, conclusive and final all decisions or interpretations of the Plan Administrator upon any questions relating to the Plan and this award.  The Plan Administrator has the power to interpret the Plan and this Award Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any RSUs have vested).  No member of the Plan Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Award Agreement.

23.         Governing Law.  The laws of the United States of America and the State of Maryland (without giving effect to any provision that would result in the application of a different jurisdiction’s laws) shall govern the validity of this Award Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties hereto.

24.         Eligibility.  By signing this Award Agreement, you represent that you were not an employee of the Company or any of its Subsidiaries on July 27, 2011.  If the foregoing representation is not accurate, this Award Agreement and the RSUs granted hereunder shall retroactively lapse as of the date hereof and automatically be null and void without any payment to you therefore and you shall have no rights whatsoever with respect to this Award Agreement or the RSUs subject to this Award Agreement.

BY YOUR SIGNATURE BELOW, along with the signature of the Company’s representative, you and the Company agree that this Award is made under and governed by the terms and conditions of this Award Agreement and the Plan.

GRANTEE:

Date:
[NAME]

KRATOS DEFENSE &
SECURITY SOLUTIONS, INC.:

Date:
Eric M. DeMarco, President
and Chief Executive Officer

Exhibit A

INTEGRAL SYSTEMS, INC.

2008 STOCK INCENTIVE PLAN

Plan Document

(attached under this page)